EXHIBIT 99.2

                              GIANT OIL & GAS INC.
                       SUITE 4010, 246 STEWART GREEN S.W.
                                CALGARY, ALBERTA
                                 CANADA T3H 3X8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


TAKE NOTICE that the Annual and Special Meeting of Shareholders of Giant Oil & Gas Inc. (the "Company") will be held at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia, on:

         FRIDAY, JUNE 23, 2006

at the hour of 9:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1. to receive the financial statements of the Company for its fiscal year ended December 31, 2005 and the report of the Auditors thereon;

2.       to elect Directors;

3. to appoint Smythe Ratcliffe, Chartered Accountants, as auditors and to authorize the Directors to fix their remuneration;

4.       to approve the 2006 stock option plan; and

5. to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.


DATED at Vancouver, British Columbia, this 30th day of May, 2006.

                       ON BEHALF OF THE BOARD OF DIRECTORS

                                 "Robert Coale"

                                    PRESIDENT